Exhibit 8

                                GOLDEN CYCLE, LLC
                             4025 Crooked Hill Road
                         Harrisburg, Pennsylvania 17110

                                                        April 6, 1998

Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037
Att: Corporate Secretary

               RE: Demand to Inspect Books and Records

Dear Sir or Madam:

         I write as Vice President of Golden Cycle, LLC ("Golden Cycle"), which is currently the record owner of 100 shares of common stock of Global Motorsport Group, Inc. (the "Company") and the beneficial owner of 528,700 shares. This letter modifies, amends and clarifies the March 25, 1998, Demand to Inspect Books and Records executed and delivered to the Company by Cede & Co. (the "March 25 Demand"). Pursuant to Section 220 of the General Corporation Law and the common law of the State of Delaware, we demand the right to inspect and copy the following books and records of the Company.

1. In addition to the stocklist information identified in paragraph "1" of the March 25 Demand, continuing updates of such information until Golden Cycle has concluded or abandoned any efforts to solicit consents to remove and replace directors of the Company, and its tender offer for shares of the Company's common stock;

2. We hereby limit the request in paragraph "5" of the March 25 Demand to those documents considered or reviewed by the Company's directors in deciding to acquire Chrome Specialities, Inc;

3. Documents relating to concerns raised in 1997 by the Company's independent auditors to the unaudited financial statements of the Company for the year ended January 31, 1997, including, but not limited to, concerns or questions about the performance of James J. Kelly, Jr.;

4. The Management Report of the Company's auditors in connection with their audit for the year ended January 31, 1997;

5. Documents relating to the decision in or about March 1997, to terminate or to request the resignation of James J. Kelly, Jr. as an officer and/or director of the Company, including, but not limited to any actual or proposed severance agreements relating to James J. Kelly, Jr.;

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6. Documents relating to any actual or potential employment offer made by or on behalf of the Company to Stan Marquis;

7. Any actual or proposed severance agreements relating to Ignatius Panzica;

8. Documents relating to services provided by Lionel Allan to the Company, including but not limited to services in connection with the acquisition of Chrome Specialties, Inc., and the Company's payment for such services;

9. Documents relating to any consulting or other business relationships between the Company and Lionel Allan at any time from January 1, 1992 to the present;

10. Documents relating to the consulting agreement granted by the Company to Joseph Piazza in or about January 1997;

11. Documents relating to the health of the Company's directors including, but not limited to Joseph Piazza;

12. Documents relating to the hiring of Joseph Piazza, Jr.;

13. Documents relating to the resignation of Daniel Stern;

14. Documents relating to the decision of Ignatius Panzica to terminate the Company's consulting agreement with Lionel Allan;

15. Documents relating to the rescission of the termination or resignation of James J. Kelly, Jr.;

16. Documents relating to the professional, business and personal relationships between Lionel Allan and Joseph F. Keenan;

17. Documents relating to actual and threatened litigation between the Company and Ignatius Panzica;

18. Documents relating to civil or criminal actions against directors of the Company, including, but not limited to, actions against Lionel Allen for alleged improper billing and improper use of funds;

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19. Documents relating to the decision not to disclose to stockholders the consulting arrangements and other benefits granted by the Company to Lionel Allan and Joseph Piazza; and

20. Documents relating to the Company's decision to set a March 30, 1998, record date with respect to Golden Cycle's solicitation of consents and the Company's communications with its record and beneficial stockholders relating to the consent solicitation and the record date.

         We incorporate here the purposes set forth in the March 25 Demand. In addition to and in clarification of those purposes, we seek the inspection to investigate allegations of self-dealing, mismanagement and concealment in connection with the Company's accounting, the supervision of Mr. Kelly, undisclosed compensation provided to certain directors, the fitness of the present directors, the Company's response to Golden Cycle's solicitation of consents and the Company's response to Golden Cycle's offer to acquire the Company. As you are aware, we are in the process of commencing a solicitation of consents to remove and replace the Company's Board and have announced today our intent to commence tomorrow a tender offer for shares of the Company's common stock. In addition to, and without abandoning, the purposes set forth in the March 25 Demand, we seek the inspection to solicit consents and tenders and communicate with stockholders of the Company on matters including whether: (a) the Company is being managed effectively; (b) the Company's directors have conflicts of interest in responding to Golden Cycle's interest in acquiring the Company and (c) Golden Cycle's proposal to acquire the Company is in the stockholders' best interests.

         Golden Cycle will bear the reasonable costs incurred by the Company (including those of its transfer agents(s) or registrar(s)) in connection with the production of the above information. Please advise me at the above address, or David J. Margules, of Wolf Block, Schorr and Solis-Cohen, Suite 300, 920 King Street, Wilmington, Delaware 19801 (telephone: (302) 777- 5860) as promptly as practicable when and where the items demanded above will be available to Golden Cycle or its representatives.

         Attached to this letter is a verification by the undersigned relating to this demand.

                                                 Very truly yours,

                                                 Golden Cycle, LLP



                                                 BY:
                                                     -------------------------
                                                     Roger Grass, Vice President


cc:  The Corporation Trust Company (by hand)


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COMMONWEALTH OF PENNSYLVANIA        )
                                    ) ss.:
COUNTY OF MONTGOMERY                )


On this 6th day of April, 1998, there personally appeared before me, the undersigned authority, a notary public for the State of __________, Roger Grass who, does hereby state, after being duly sworn according to the law, that he is the Vice President of Golden Cycle, LLC, that he is authorized to make the foregoing demand on behalf of Golden Cycle, LLC, that the facts and statements in said demand are true and correct, and that he has duly executed the foregoing demand.

         SWORN TO AND SUBSCRIBED before me this 6th day of April, 1998.

                                                   ----------------------------
                                                          Notary Public